FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of JUNE 2004

                            DIGITAL ROOSTER.COM LTD.
                  (Exact name of registrant's name in English)

              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                                 (416) 815-1771
                        (Registrant's telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F. |.X|. . Form 40-F . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes |_|. . . No |.X |. . .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission File No. 00032559).

Attached hereto as Exhibits 99.1 are the Consolidated Financial Statements as of JUNE 30, 2004. Also enclosed, as Exhibit 99.2 and 99.3 are the Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                            DIGITAL ROOSTER.COM LTD.


                             JUNE 30, 2004 AND 2003
                        (EXPRESSED IN CANADIAN DOLLARS)
                                  (UNAUDITED)


                                    CONTENTS


                                                                            PAGE


Consolidated Financial Statements

    Consolidated Balance Sheets                                               1

    Consolidated Statements of Operations                                     2

    Consolidated Statements of Cash Flows                                     3

    Notes to Consolidated Financial Statements                                4

                            DIGITAL ROOSTER.COM LTD.
                           CONSOLIDATED ALANCE SHEETS
                                  (UNAUDITED)


FOR THE PERIODS ENDED                        JUNE 30, 2004  MARCH 31,2004
=========================================================================

                                   A S S E T S
                                   -----------

CURRENT

  Cash                                       $     3,110    $   11,384
  Accounts receivable                             23,424        18,396
  Prepaids and sundry receivables                 30,435        13,534
                                             -----------    -----------

                                                  56,969        86,520

  PROPERTY AND EQUIPMENT (Note 3)                 66,629        73,543
                                             -----------    -----------

                                             $   123,598       116,857
                                             ===========    ===========

                              L I A B I L I T I E S
                              ---------------------

CURRENT
  Accounts payable and accrued liabilities   $   866,998    $  905,241
  Income taxes payable                             2,415         2,415
  Deferred Revenue                                   874           874
  Convertible Notes payable (Note 5)             100,908       100,908
                                             -----------    -----------


                                                 971,195     1,009,438

DUE TO SHAREHOLDERS (Note 8)                      50,882         9,086
                                             -----------    -----------

                                               1,022,077     1,018,524
                                             -----------    -----------

                        S H A R E H O L D E R S' DEFICIENCY
                        -----------------------------------

CAPITAL STOCK (Note 9)                         2,765,249     2,731,086

SHARES OF SUBSIDIARY (Note 10)                   592,894             -

SHARES OF SUBSIDIARY SUBSCRIBED (Note 10)                      559,144

DEFICIT                                       (4,256,622)    4,191,897)
                                             -----------    -----------

                                                (898,479)     (901,667)
                                             -----------    -----------

                                             $   123,598    $  116,857
                                             ===========    ===========

APPROVED ON BEHALF OF THE BOARD

-------------------------------


================================================================================
                             See Accompanying Notes                           1.

                            DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

THREE MONTHS PERIODS ENDED JUNE 30               2004          2003
====================================================================

REVENUES (Note 11)                         $    53,063   $  221,397

COST OF SALES                                   14,658       27,880
                                           ------------  -----------

GROSS PROFIT                                    38,405      193,517
                                           ------------  -----------

EXPENSES

  Administrative                                75,586      205,346
  Computer                                      19,949       58,967
  Selling                                          646       36,896
  Interest                                          35       11,252
  Amortization of Capital Assets                 6,914        7,305
                                           ------------  -----------

                                               103,130      319,766
                                           ------------  -----------

NET LOSS                                   $   (64,725)  $ (126,249)
                                           ============  ===========

LOSS PER SHARE (Note 13)                   $     (0.01)  $    (0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES    10,276,241    3,059,848



================================================================================
                             See Accompanying Notes                           2.

                            DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

THREE MONTHS PERIODS ENDED JUNE 30                              2004          2003
======================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                                      $ (64,725)  $(126,249)
  Adjustment for non-cash items:
  Amortization of Capital Assets                                    6,914       7,305
                                                                ----------  ----------



  Changes in non-cash balances related to operations (Note 14)    (45,702)    125,616
                                                                ----------  ----------

CASH FLOWS PROVIDED (USED) IN OPERATING ACTIVITIES               (103,513)      6,672
                                                                ----------  ----------

CASH FLOWS USED INVESTING ACTIVITIES

  Additions to capital assets                                           -           -
                                                                ----------  ----------

CASH FLOWS USED IN INVESTING ACTIVITIES                                 -           -
                                                                ----------  ----------

CASH FLOWS PROVIDED (USED) IN FINANCING ACTIVITIES

  Advances from shareholders                                       41,794      (7,267)
  (Decrease) increase in loans payable                                  -     (30,780)
  Issuance of capital stock                                        19,695      44,299
  Issuance of shares of Subsidiary                                 33,750           -
  Shares of Subsidiary Subscribed                                (559,144)          -
  Issuance of Shares of Subsidiary                                559,144           -



CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                        95,239       6,252
                                                                ----------  ----------

NET CHANGE IN CASH                                                 (8,274)     12,294

CASH - Beginning of year                                           11,384      11,610
                                                                ----------  ----------

CASH - End of year                                              $   3,110   $  24,534
                                                                ==========  ==========


================================================================================
                             See Accompanying Notes                           3.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

1.   NATURE OF COMPANY'S OPERATIONS AND BASIS OF PRESENTATION

     Digital Rooster.com Ltd and its wholly owned subsidiaries Web Dream Inc., Avrada Inc., Bill Media Inc. and Pizay Investments Inc. ("the Group") derive their revenues from the generation and sale of Internet traffic, the license of video content, monthly subscriptions to the website content, advertisements displayed on its website and development and distribution of interactive one-on-one entertainment.
     As at November 1, 2002 the Company changed its name from Digital Rooster.com Inc. to Digital Rooster.com Ltd.


     GOING  CONCERN  BASIS  OF  PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past three years and the working capital deficiency as at March 31, 2004, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.


2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION

     a)   Basis  of  presentation

          These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 21.

     b)   Use  of  estimates

          The preparation of these consolidated financial statements, in conformity with Canadian Generally Accepted Accounting Principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at June 30, 2004 and March 31, 2004 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.


================================================================================
/Continued                                                                    4.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED

     c)   Revenue  recognition

          Revenue from monthly subscriptions to the website is deferred upon receipt of payment and is recognized as revenue as the services are provided.

          Revenue from the license of video contents and access to the Company's website to wholesale customers is recognized as the services are provided under the terms of the contract.

          Revenue from advertisements on the website of the Company is recognized when all the significant obligations have been completed, the fees are fixed and determinable and collectability of such fees is reasonably assured. Revenue from an advertising barter transaction is recorded only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash for the similar barter transactions within the preceding six month period.

          If the fair value of the advertising surrendered in the barter transaction is not determinable, the advertising income from the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil.

          Revenue from web traffic is recognised when all significant obligations are completed, the fees are fixed and determinable and collect ability of the fees is reasonable assured.

     d)   Property  and  equipment

          Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

          Furniture  and  fixtures      -  20% declining balance
          Leasehold  improvements       -  20% straight line
          Computer  hardware            -  30% declining balance
          Computer  software            -  100% declining balance

          Property and equipment purchased during the period are amortized at one-half of the above stated rates.


     e)   Goodwill

          No  Goodwill  was  recorded  in  June  30,  2004  and  June  30, 2003.


================================================================================
/Continued                                                                    5.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED


     f)   Income  taxes

          The Company follows the asset and liability approach to accounting and reporting for income taxes.

          The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the period.

          The Company provides a valuation allowance to reduce future income tax assets when it is more likely than not that the asset will not be realized.


     g)   Foreign  currency  translation

          The reporting currency in these consolidated financial statements is the Canadian dollar. Accordingly, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date other than common stock, which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period.

     h)   Costs  of  raising  capital

          Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

     i)   Intangible  assets

          Intangible assets consist of in process research and development and business concept for the interactive one-on-one adult video entertainment industry. The Company regularly reviews the carrying values of its intangible assets for any impairment. The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows. If the Company determines impairment in value of the intangible assets, an appropriate amount will be charged to the consolidated statements of operations.

     j)   Non-monetary  transactions

          Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830
          ("Non-monetary  transactions")  of  the  CICA  Handbook.


================================================================================
/Continued                                                                    6.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED

     k)   Stock-based  compensation

          Effective June 1, 2002 the company adopted Section 3870 ("Stock-based Compensation and Other Stock-based payments") of the CICA Handbook. As permitted by Section 3870, the company has applied this change awards granted on or after June 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees will be accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock will be determined by the quoted market price of the company's stock.

     l)   Loss  per  share

          The Company has adopted the treasury stock method of calculating diluted earnings/loss per share. Under this method, the exercise of options is assumed to have occurred at the beginning of the period and the related common shares are assumed to have been issued at that time. The proceeds from the exercise are assumed to have purchased common shares of the Company for cancellation at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/loss per share calculation. Fully diluted loss per share will not be calculated, as the effect on the loss per share would be anti-dilutive


================================================================================
/Continued                                                                    7.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

3.   PROPERTY  AND  EQUIPMENT


                                   As At June 30, 2004
                                   -------------------
                                       Accumulated       Net Carrying
                           Cost        Amortization         Amount
                           ----        ------------         ------
Furniture and equipment  $ 45,978  $             26,106  $      19,872

Leasehold improvements      8,141                 8,141              -

Computer hardware         236,404               189,647         46,757

Computer software          20,958                20,958              -
                         --------  --------------------  -------------

                         $311,481  $            237,938  $      66,629
                         ========  ====================  =============

                                   As At March 31, 2004
                                   --------------------
                                        Accumulated       Net Carrying
                           Cost        Amortization          Amount
                           ----        ------------          ------
Furniture and equipment  $ 45,978  $             24,803  $      21,175

Leasehold improvements      8,141                 8,141              -

Computer hardware         236,404               184,036         52,368

Computer software          20,958                20,958              -
                         --------  --------------------  -------------

                         $311,481  $            237,938  $      73,543
                         ========  ====================  =============


================================================================================
/Continued                                                                    8.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

4.   GOODWILL

     No Goodwill was presented in June 30, 2004 and June 30, 2003 financial statements.


5.   CONVERTIBLE  NOTES  PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within one year from the date of the note payable. The notes are convertible, at the option of the lenders, at a conversion rate of US $7.14 per common share for a total of approximately 11,200 common shares.


6.   LOANS PAYABLE

     The loans payable are unsecured, bear no interest and have no fixed terms of repayment.


7.   NOTE PAYABLE

     The company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Exploration Corporation with an exclusive option to acquire an undivided 10% interest in the property. As a part of the agreement, a non-interest bearing demand note payable of $90,000 was issued. The agreement was terminated in 1999. The non-interest bearing note arising from a dispute in 1999 was settled for $15,000 in cash in July 2003.


8.   DUE TO SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before July 1, 2005.


================================================================================
/Continued                                                                    9.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

9.   CAPITAL  STOCK

     i)   Authorized

Unlimited number of Common shares
Balance as at April 1, 2002                       36,335,866    1,770,726

Issued for cash                                   34,877,357      224,116

Issued for consulting services                     9,000,000       45,000

Effect of consolidation of shares on 50:1 basis  (78,608,959)           -
                                                 ------------  ----------

                                                   1,604,264    2,039,842

Issued for cash                                      526,400       59,240

Issued for cash on exercise of options                77,000       19,250

Issued on acquisition of  "Real 1-on-1 Inc."         235,000       58,750

Stock options granted                                      -       14,000
                                                 ------------  ----------

Balance as at March 31, 2003                       2,442,664   $2,191,082

Issued for cash                                    2,450,975      170,654

Issued for consulting services                     1,041,000      102,350

Issued for management services                     1,700,000      221,000

Issued as loan repayment                             460,000       46,000

Balance as at March 31, 2004                       8,094,639   $2,731,086
                                                 ------------  ----------

Effect of 75 per cent dividend                     6,070,979            -
                                                 ------------  ----------

Issued for rent                                       20,000       19,695

Balance as at June 30, 2004                       14,185,618   $2,765,249
                                                 ------------  ----------

During the 2003 Fiscal Year, the Company consolidated its common shares on 50:1 basis.

The issued common shares disclosed above are presented on a consolidated basis and reflect the 75 per cent stock dividend declared on March 17, 2004.


================================================================================
/Continued                                                                   10.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

9.   CAPITAL  STOCK  -  CONTINUED


     ii)  Stock  Options

          The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. Presented below is a summary of stock option plan activity adjusted for the stock dividend declared on March 17, 2004:

                                    Wt. Avg.               Wt. Avg.
                                    Exercise   Options     Exercise
                          Number     Price    Exercisable   Price
                          ------     -----    -----------   -----

Balance, March 31, 2002    67,918   $   7.14       67,918   $ 7.14

Cancelled                 (61,145)      7.14      (61,145)    7.14
Granted                   817,250       0.14      817,250     0.14
Exercised                (134,750)      0.14     (134,750)    0.14
                         ---------  ---------  -----------  ------
Balance, March 31, 2003   689,273   $   0.21      689,273   $ 0.14

Cancelled                (257,023)      0.14     (257,023)    0.14
Granted                         -          -            -        -
Exercised                       -          -            -        -
                         ---------  ---------  -----------  ------
Balance, March 31, 2004   432,250   $   0.14      432,250   $ 0.14
                         ---------  ---------  -----------  ------

Balance, June 30, 2004    432,250   $   0.14      432,250   $ 0.14
                         ========  ==========  ===========  ======

          Options  outstanding  and exercisable at June 30, 2004 are as follows:

       Outstanding                                            Exercisable
       -----------                                            -----------
                                                                          Wt. Avg.
                    Expiry       Remaining.     Wt. Avg                   Exercise
Price    Number      Date          Life      Exercise Price      Number     Price
-----    ------      ----          ----      --------------      ------     -----
0.14       432,250  March, 2013           9            0.14      432,250      0.14

         ---------                                               -------
 0          432,25                                               432,250
         =========                                               =======

          As a result of the stock dividend declared on March 17, 2004 the number of stock options increased by 75 per cent and accordingly the exercise price decreased by 75 per cent.


================================================================================
/Continued                                                                   11.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

9.   CAPITAL  STOCK  -  CONTINUED

iii) Fair  value

     In accordance with Section 3870 of the CICA Handbook, the company discloses pro forma information regarding net income as if the company had accounted for its employees and directors stock options granted after June 1, 2002 under the fair value method. The fair value of stock options issued by the company during the year has been determined using the Black-Scholes option pricing model with the following assumptions: weighted-average risk-free interest rate of 4%; dividend yield of 0%; weighted-average volatility factor of the expected market price of the Company's common shares of 170%; and a weighted-average expected life of the options of 2 years.

     The weighted average fair value of stock options granted during the year ended March 31, 2003 was $0.15 per share (after 75 per cent stock dividend). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net income under Canadian GAAP, including the proforma effect of awards granted prior to June 1, 2002, would be reduced by $44,280 for the year ended March 31, 2003. Basic earnings-per-share figures would not have changed. No stock options were granted during the quarter ended June 30, 2004.

10.  INVESTMENT  IN  AVRADA

     During 2004 fiscal year, the Company's wholly owned subsidiary, Avarda Inc. ("Avrada"), issued from treasury 4,187,000 common shares for proceeds of $559,144. On April 30, 2004, additional 250,000 common shares were issued for proceeds of $33,750, giving the total of 4,437,000 common shares issued for the proceeds of $592.894 as at June 30, 2004. Each share of Avrada was issued with one common share purchase warrant attached, given the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for the period of one year from the date of agreement. The 4,437,000 shares of Avrada were issued on May 17, 2004.

     In addition, on February 27, 2004, the Company issued by way of dividend 1,335,869 common shares of Avrada to its shareholders.

     Subsequent to these events, the Company held 4,007,607 common shares of Avrada or 41 per cent of 9,780,476 total issued and outstanding shares of Avrada.

11.  REVENUE  -  BARTER  TRANSACTION

     There were no barter transactions in the quarter ended June 30, 2004 and year ended March 31, 2004.

12.  ACQUISITION  OF  REAL  1-ON-1  INC  AND  IMPAIRMENT  OF  INTANGIBLES

     During the year 2003, the Company acquired certain assets of Real 1-on-1 Inc., a Toronto based online adult entertainment company, by issuing 235,000 common shares for a consideration of $58,750 representing a 50% discount from its trading value of the common share at the date of the transaction. Such common shares are not free trading as they are subject to restriction as to when they may be sold. Accordingly, this discount was applied to reflect the fair value of the share consideration. All consideration was in respect of customer contacts, business concepts and related intangible assets. At the year end, the Company assessed the value of its intangible assets acquired and determined that the value of these assets were impaired due to insignificant revenue generated and significant doubts on the Company's ability to successfully integrate the acquired assets with the existing business and achieve positive operating and cash flow results within a predictable time. Accordingly, the assets have been written down to $Nil.

     There were no assets acquisition in the year ended March 31, 2004 and quarter ended June 30, 2004.


================================================================================
/Continued                                                                   12.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

13.  LOSS  PER  SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


14.  CHANGES IN NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     i)   Changes  in  non-cash  operating  items:

                                                         June 30,    June 30,
                                                           2004        2003
                                                           ----        ----
(Increase) decrease in accounts receivable              $  (5,028)  $  19,927
(Increase) decrease in prepaid and sundry receivables     (16,901)      2,595
(Decrease) increase in deferred revenue                         -      (3,347)
Increase in accounts payable and accrued liabilities      (23,773)    106,441
                                                        ----------  ----------

                                                        $ (45,702)  $ 125,616
                                                        ==========  ==========

Interest paid                                           $  25,431   $  11,252
                                                        ==========  ==========


15.  CONTINGENT  LIABILITIES

     a) In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the last 12 months.

     b) In 2002, a claim for constructive dismissal was filed against the Company and its subsidiary seeking damages. The claim was settled in December 2003. The difference from amount accrued was recorded in the year ended March 31, 2004.

     c) In 2001, a claim was filed against the Company seeking return of the sum of $82,115 plus interest plaintiff claimed to have advanced by way of loan to the Company, whereas the monies clearly appear to have advanced to Jazz Monkey Media Inc so that Digital Rooster.com Ltd should have no liability. There was little activity in the claim and the outcome of the case is uncertain


================================================================================
/Continued                                                                   13.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

16.  LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on May 31st 2006.

     Future minimum payments for its operating leases as at March 31, 2004 are approximately as follows:

2005                         $83,000
2006                         $75,000
2007                         $12,000

17.  NCOME  TAXES

     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:

                                                         2004                 2003
                                                         ----                 ----

                                                   Amount        %         Amount       %
                                                   ------        -         ------       -

Combined statutory basic Canadian federal
  and provincial tax rates                    $ (360,000)     (36.60)  $ (263,500)   (36.60)
Losses for which no income tax benefits have
  been recorded and permanent
  differences                                   (360,000)      36.60     (263,500)    38.60
                                              ------------  ---------  -----------  ---------

                                              $         -           -  $        -          -
                                              ============  =========  ===========  =========

     The Company has available non-capital losses, the benefits of which have not been recorded, of approximately $3,140,000 to be applied against future taxable incomes. The losses expire as follows:


2005                     $   80,000
2006                        133,000
2007                        614,000
2008                        771,000
2009                      1,052,000
2010                        490,000
2011                        960,000
                          ---------

                         $4,100,000
                         ==========

     The nature and effects of the temporary differences that give rise to significant portions of the future income tax asset is as follows:

                                                   March 31,    March 31,
                                                     2004          2003
                                                     ----          ----

Future income tax asset - Losses carried forward  $ 1,500,000  $ 1,150,000
Valuation allowance                                (1,500,000   (1,150,000)
                                                  -----------  ------------
Net future income tax asset                       $         -  $         -
                                                  ===========  ============

     No future income tax asset has been recorded in respect of the above because the company cannot determine whether it is more likely than not that it will be able to realize the future income tax assets during the carry forward period.


================================================================================
/Continued                                                                   14.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUST 30, 2004 AND 2003
                                  (UNAUDITED)
================================================================================

18.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

     The Company's financial assets and liabilities are valued at management's best estimates of fair values as follows:

     (i)  Accounts  receivable

          The carrying amount is equal to the fair value due to the liquidity of the assets.

     (ii) Notes  payable,  loans  payable

          Based on maturity and interest at fixed rates, the estimated fair value is approximately equal to the carrying value.

     (iii) Accounts  payable

          The carrying value is equal to the fair value due to the requirements to extinguish the liabilities on demand.

19.  RELATED  PARTY  TRANSACTIONS

     No related party transactions incurred in quarters ended June 30, 2004 and 2003.

20.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

     The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and license of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

                     March 31,   March 31,
                        2004        2003
                        ----        ----
Sales
-----
  Canada                    10%          4%
  United States             90%         96%

Accounts receivable
-------------------
  United States             93%        100%
  Canada                     7%          -


================================================================================
/Continued                                                                   15.

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-k and that it has duly caused and authorized the undersigned to sign this registration (quarterly report) on its behalf


"John A. van Arem"
Chief Executive Officer of
Digital Rooster.com, Ltd.
-------------------------------
Registrant

"John A. van Arem"
Chief Financial Officer of
Digital Rooster.com, Ltd
--------------------------------
Registrant

Date: September 30, 2004

                           DIGITAL ROOSTER.COM LTD.


Attached hereto are the following exhibits:

12.1 Certificate of the Chief Executive Officer pursuant to S302 of the Sarbanes Oxley Act of 2002

12.2 Certificate of the Chief Financial officer pursuant to S302 of the Sarbanes Oxley Act of 2002

13.1 Certificate of the Chief Executive Officer pursuant to S906 of the Sarbanes Oxley Act of 2002

13.2 Certificate of the Chief Financial officer pursuant to S906 of the Sarbanes Oxley Act of 2002